May 22, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:       PC Connection, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 3, 2017

File No. 0-23827

Dear Mr. Thompson:

Set forth below are responses to the comments contained in your letter addressed to my attention, as President and Chief Executive Officer of PC Connection, Inc. (“PC Connection” or the “Company”), dated May 2, 2017 regarding the PC Connection Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).  For your convenience, our responses below are preceded by the Staff’s comments. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Year-Over-Year Comparisons

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 24

1.

Comment:  We note that you identify more than one factor underlying increases in net sales related to your SMB and Large Account segments and selling, general and administrative expenses without quantifying the impact of the factors. In future filings please quantify, to the extent practical, the impact of each factor identified. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960.

Response:  We acknowledge the staff’s comment and have quantified, to the extent practical, the impact of each factor identified as underlying increases in net sales related to our SMB and Large Account segments and selling, general and administrative expenses in our Quarterly Report on Form 10-Q for the period ended March 31, 2017.  We will comply with the staff’s comment in future filings as well.

Signatures, page 44

2.

Comment:  The report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors. Any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report. We note the report was not signed by your controller or principal accounting officer in the second signature block. Please revise. Refer to the signature page in Form 10-K and General Instruction D(2) of Form 10-K.

Response: We acknowledge the staff’s comment and will file an amended Form 10-K to make clear that our Interim Chief Financial Officer is signing in his capacity as both Principal Financial Officer and Principal Accounting Officer in the second signature block.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

6. Bank Borrowings, page F-16

3.

Comment:  We note your disclosure that your credit facility and trade credit agreements contain certain financial ratios and operational covenants and other restrictions. Please clarify your disclosure and tell us whether the other restrictions pertain to the payment of dividends. If so, please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restriction in accordance with Rule 4-08(e)(1) of Regulation S-X.

Response:  We acknowledge the staff’s comment and advise the staff that our credit facility and trade credit agreements do not include restrictions on the payment of dividends. We have disclosed this in our Quarterly Report on Form 10-Q for the period ended March 31, 2017, and will include such clarifying disclosure as appropriate in future filings as well.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 603-683-2296.

Very truly yours,

/s/ TIMOTHY MCGRATH
Timothy McGrath
President & Chief Executive Officer